Cimarron Software, Inc.
15 South 1200 East
Salt Lake City, UT 84102

February 1, 2013

Securities and Exchange Commission
Attn:  Barbara C. Jacobs, Assistance Director; Ryan Houseal, Attorney-Advisor
Division of Corporation Finance
Washington, D.C. 20549

Re:	Cimarron Software, Inc.
Registration Statement on Form S-1 File No. 333-181388

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 4, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.  The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cimarron Software, Inc.

Sincerely,

/s/ David Fuhrman
David Fuhrman
Chief Executive Officer